Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Brand Meditech US Ltd.	Nevada, U.S.
Brand Technology Limited	British Virgin Islands
Brand Meditech (Asia) Company Limited	Hong Kong, China
Brand Meditech Investment Limited	British Virgin Islands
Brand International Trading Co., Limited	Hong Kong, China
Link Alive Technology Company Limited	Hong Kong, China
Niche Medical (Xuzhou) Co., Ltd.	Xuzhou, China